EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PRIMAL SOLUTIONS, INC.

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, Primal Solutions, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

First:  The Certificate of Incorporation of the Corporation is hereby amended as follows:

Article 4(a) of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

FOURTH.  (a)  (i)  The aggregate number of shares which the Corporation will have authority to issue is One Hundred Million (100,000,000) shares, of which Ninety-Five Million (95,000,000) will be shares of common stock, par value One Cent ($0.01) per share (“Common Stock”), and Five Million (5,000,000) will be shares of preferred stock, par value One Cent ($0.01) per share (“Preferred Stock”).

(ii)  Effective upon the filing of this Certificate of Amendment (the “Effective Time”), the issued and outstanding shares of Common Stock of the Corporation will be combined in a ratio of one for 35, with the result that each 35 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof be reclassified and combined into one share of Common Stock, par value $.01 (the “Reverse Split”).  All shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the Reverse Split, and each fractional share resulting from such aggregation shall be rounded up to the nearest whole share.  The aggregate number of authorized shares of Common Stock, and the par value of the Common Stock, shall not be affected by the Reverse Split.

Second:  That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of section 228 of the General Corporation Law of the State of Delaware, and said written consent was filed with the corporation.

Third:  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242, 141(f) and 228 of Title 8 of the Delaware Code of 1953, as amended.

Fourth:  In accordance with Section 103(d) of the General Corporation Law of the State of Delaware, this Certificate of Amendment shall be effective on June 19, 2008.

IN WITNESS WHEREOF, Primal Solutions, Inc. has caused this Certificate of Amendment to be signed by Joseph R. Simrell, its Chief Executive Officer, this 17th day of June, 2008.

/s/ Joseph R. Simrell
Joseph R. Simrell, Chief Executive Officer